UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

NOVASTAR RESOURCES LTD.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

669 886 10 3
(CUSIP Number)

Seth Grae
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(703) 918-4918
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2006
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seth Grae
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7.	SOLE VOTING POWER	13,200,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	13,200,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON IN

1 This number includes options to purchase 7,200,000 shares of Novastar common stock.
2 Based on 154,508,776 shares of Novastar common stock issued and outstanding.

Item 1. Security and Issuer.

The name of the issuer is Novastar Resources, Inc., a Nevada corporation (“Novastar”), which has its principal executive offices at 8300 Greensboro Drive, Suite 800, McLean, Virginia 22102. This statement relates to Novastar’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Seth Grae, a citizen of the United States of America (the “Reporting Person”). The Reporting Person is the President and Chief Executive Officer of Novastar.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement on February 14, 2006, pursuant to an Employment Agreement and Stock Option Agreement, dated February 14, 2006, between the Reporting Person and Novastar (the “Grae Agreements”). Pursuant to the Grae Agreements, Novastar agreed to issue to the Reporting Person, as consideration for his services as President and Chief Executive Officer, an additional 5,000,000 shares of restricted stock and to grant him a ten-year non-qualified option to purchase 7,200,000 shares (the “Shares”). The Grae Agreements were filed as Exhibits 10.2 and 10.3 to the current report on Form 8-K filed by Novastar on February 21, 2006.

Item 4. Purpose of Transaction.

Except as set forth in this Schedule 13D and in the current report on Form 8-K filed by Novastar on February 21, 2006, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of 13,200,000 shares of the Novastar Common Stock, representing 8.5% of the outstanding shares of ’s Common Stock. The Reporting Person does not own any other securities of Novastar.

(a)	The Reporting Person has acquired the Shares pursuant to the Grae Agreements as described in Item 3 above.

(b)	The Reporting Person has the sole power to vote and dispose of the 13,200,000 shares.

(c)	The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by Novastar on February 21, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2006

/s/Seth Grae
Seth Grae